Filed pursuant to Rule 253(g)(2)
File No. 024-10753

Groundfloor Finance Inc.

Supplement No. 21

to the Offering Circular

qualified December 29, 2017

 Dated: August 24, 2016

This Supplement No. 21 supplements the Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”) Offering Circular qualified December 29, 2017.

The purpose of this Supplement is to provide updated disclosure regarding the performance of LROs we have repaid through the year ending 12/31/2018 for the current offering:

Table 1:

Total Loans Currently Repaid 12/31/2018	A	B	C	D	E	F	G
Amount Paid at or Before Maturity (1)	44	62	99	54	2	0	0
Amount Paid Following Workout (2)	3	14	42	18	1	0	1
Amount Paid Following Fundamental Default (3)	2	4	2	2	0	1	0

(1)	Loans paid at or before maturity have paid in full with all interest due through the date of repayment.
(2)	Loans paid following workout have paid in full, past the dated maturity, but with all interest due through the date of repayment.
(3)	Loans paid after fundamental default have paid without full interest, partial principal, and / or full principal loss.